Exhibit 23.1

CONSENT OF KPMG LLP

The Board of Directors and Stockholders

Turnstone Systems, Inc.

We consent to incorporation by reference in the Registration Statements (No. 333-36342 and No. 333-57224) on Form S-8 of Turnstone Systems, Inc., of our report dated February 23, 2004, except as to Note 10.B, which is as of March 4, 2004, with respect to the statement of net assets in liquidation as of December 31, 2003 and the consolidated balance sheet as of December 31, 2002 of Turnstone Systems, Inc. and subsidiaries, the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from January 1, 2003 to November 11, 2003 and for the years ended December 31, 2002 and 2001, and consolidated statement of changes in net assets in liquidation for the period from November 12, 2003 to December 31, and the related financial statement schedule appearing elsewhere in this Form 10-K of Turnstone Systems, Inc.

/s/    KPMG LLP

Mountain View, California

March 8, 2004